

May 6, 2011

Via E-mail
Peter Swinburn
President and Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

      Re: **Molson Coors Brewing Company**
                  Form 10-K
                  Filed February 22, 2011
                  File No. 001-14829

Dear Mr. Swinburn:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

We note your response to comment three in our letter dated April 6, 2011. Although you represent that Item 601(b)(2) applies to Exhibits 10.21.1, 10.21.3, 10.21.4, and 10.25, we cannot locate in any of the filed exhibits an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please advise, or comply with our prior comment in regard to these exhibits.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director